14 July 2023
VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

Re: COCA-COLA EUROPACIFIC PARTNERS plc
Form 20-F for the fiscal year ended December 31, 2022
Filed March 17, 2023
File No. 001-37791

Dear Ms. McConnell And Mr. Stertzel,

Thank you for your letter dated 30 June 2023 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Coca-Cola Europacific Partners plc (“CCEP”, the “Company” or the “Group”). To facilitate your review, we have reproduced in italics the comments from your letter and each is followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2022
Strategic Report, page 1

1. We note you present several non-IFRS measures more prominently than the most directly comparable IFRS measures, for example on pages 1 and 8. Please fully comply with Item 10(e)(1)(i)(A) of Regulation S-K in future Form 20-Fs.

Response

The Company respectfully acknowledges the Staff’s comment and confirms it will enhance its disclosures to ensure that whenever non-IFRS financial measures are included in our future Form 20-F filings, the most directly comparable IFRS financial measures are presented with equal or greater prominence.

2. We note you present a non-IFRS measure you identify as ROIC; however, the numerator of this measure appears to be a non-IFRS measure and you do not present a measure based on the most directly comparable IFRS measure with equal or greater prominence. Please revise the title of the measure you present and fully comply with Item 10(e)(1)(i)(A) of Regulation S-K in future Form 20-Fs.

Response

The Company respectfully acknowledges the Staff’s comment and confirms it will amend its disclosure in future Form 20-F filings. We will revise the title of this non-IFRS financial measure to “Comparable ROIC” and present the equivalent ratio calculated using the most directly comparable IFRS measure with equal or greater prominence.

Business and financial review
Supplementary financial information - Income Statement - Reported to Comparable, page 83

3. We note you present full non-IFRS income statements to reconcile reported results to "comparable" and "pro forma comparable" results on pages 83 and 84, which appears to give undue prominence to your non-IFRS measures. Please refer to Question 102.10(c) of the SEC's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and modify your presentations in future filings accordingly.

Response

The Company respectfully acknowledges the Staff’s comment and will revise its disclosures going forward to ensure that the Company’s future reconciliations of certain non-IFRS financial measures will not include a presentation that substantially represents a full non-IFRS income statement. We are proposing to replace our current presentation of the full non-IFRS income statement as reflected on pages 83 and 84 of the 2022 Form 20-F with the reconciliation set forth in the attached Exhibit A in our future filings.

Consolidated Financial Statements
Note 7 – Intangible assets and goodwill
TCCC franchise intangible assets, page 170

4. We note your long-standing accounting policy and disclosures regarding your treatment of TCCC bottling agreement intangible assets as indefinite lived intangible assets even though they have a stated term of 10 years and contain a 10 year renewal right. We also note your policy may be inconsistent with other entities with similar assets. Please refer to paragraph 94 of IAS 38 and more fully explain to us why you believe your accounting policy is appropriate and consistent with IFRS, given the stated term of the agreements. In addition, please more fully explain to us the process and expected costs of renewing the agreements at the end of their 10 year term and how you concluded renewals are essentially perpetual in nature.

Response

In response to the Staff’s comment, we respectfully provide the following information:

As disclosed in the notes to the consolidated financial statements, more specifically, Note 3 – Significant judgements and estimates on page 167, the Company exercised judgement when assigning the useful economic life of the intangible assets arising from the bottling arrangements with The Coca-Cola Company (TCCC). Pursuant to paragraph 94 of IAS 38, if contractual rights are conveyed for a limited term that can be renewed, the useful economic life of the intangible asset shall include the renewal period(s) only if there is evidence to support renewal by the entity without incurring significant cost.

The Group operates under bottling agreements with TCCC and other parties, and purchases the concentrate, beverage base and syrup to make, sell and distribute packaged beverages to our customers. The core of our business revolves around the bottling agreements with TCCC, which provide us with the exclusive rights to package, distribute and sell TCCC branded products within the territories we operate. Approximately 90% of the revenue generated for the year ended 31 December 2022 was derived from the distribution of beverages falling within the scope of the TCCC bottling agreements. Thus, the continuity and success of the relationship with TCCC is vital for our operations.

In 2022, CCEP continued to be the world’s largest Coca-Cola bottler based on revenue, evidencing the close strategic alignment with TCCC. TCCC has a vested interest in the continued success of CCEP given its direct ownership of 19.24% of the total outstanding shares of the Group as of 31 December 2022. Although the TCCC bottling agreements have a maturity date (with a renewal period) and contain no automatic right of renewal, a potential non-renewal would lead to significant disruption and financial implications for TCCC, which makes this option economically not viable.

When assessing the probability of renewal of the TCCC bottling agreements, the Company considered the guidance stipulated under paragraph 96 of IAS 38, pursuant to which, the existence of the following factors, among others, indicates that an entity will be able to renew contractual rights without incurring significant costs:

a.there is evidence, possibly based on experience, that the contractual or other legal rights will be renewed. If renewal is contingent upon the consent of a third party, this includes evidence that the third party will give its consent;

Taking into consideration our mutually beneficial relationship with TCCC along with the extensive history of renewals, in our view, we have sufficient evidence to demonstrate the high probability of future renewals.

b.there is evidence that any conditions necessary to obtain the renewal will be satisfied; and

As disclosed in Note 7 on page 171, the Group has never had a bottling arrangement with TCCC terminated as a result of non-performance of the contractual terms or due to a decision by TCCC to terminate the agreement at expiration of a term. Given the strength and the collaborative nature of our business dealings with TCCC, the Company believes it will continue satisfying the relevant requirements to secure future renewals.

c.the cost to the entity of renewal is not significant when compared to the future economic benefits expected to flow to the entity from renewal.

The bottling agreements the Group and TCCC enter into are standard Bottlers’ Agreements. The renewal process is procedural as opposed to substantive in nature and the associated costs are limited to the ordinary legal charges incurred as part of the process, which are negligible.

Thus, we have concluded that TCCC will either continue renewing the bottling agreements with the Group or will enter into new arrangements with us to replace those currently in effect, and therefore, the bottling rights are perpetual. Consequently, despite the limited legal life, we believe its most appropriate for the TCCC bottling rights to be treated as indefinite lived intangible assets as these rights are expected to contribute indefinitely to the Company’s cash flows.

The Company respectfully advises that the treatment of the TCCC bottling agreements as indefinite lived intangible assets is consistent with the practices deployed by other Coca-Cola bottlers reporting under the International Financial Reporting Standards (IFRS).

Should you have additional questions, please do not hesitate to contact me at +44 1895 844 534 or Ivan Stoykov at istoykov@ccep.com.

Sincerely,

By:	/s/ Nik Jhangiani
Name:	Nik Jhangiani
Title:	Chief Financial Officer
cc:
Sol Daurella, Chairman of the Board
Dessi Temperley, Chairman of the Audit Committee
Damian Gammell, Chief Executive Officer
Clare Wardle, General Counsel and Company Secretary
Ed Walker, VP Finance Business Planning
Ivan Stoykov, Chief Accounting Officer
Sarah Kokot, Partner, EY United Kingdom

Exhibit A

Proposed revised IFRS Reported to Comparable reconciliation of certain non-IFRS financial measures (using, for exemplary purposes, information from the 2022 reconciliation that was reflected in our Form 20-F for the year ended 31 December 2022, filed on 17 March 2023).

Supplementary Financial Information - Items impacting comparability - Reported to Comparable
The following provides a summary of the items impacting comparability for the full-year ended 31 December 2022:

Full year 2022
In millions of € except share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	2,086	1,521	3.29

Items impacting comparability
Restructuring Charges [1]	163	121	0.27
Acquisition and Integration related costs [2]	3	3	0.01
European flooding [3]	(11)	(8)	(0.02)
Defined benefit plan amendment [4]	(7)	(6)	(0.01)
Coal royalties [5]	(96)	(67)	(0.15)
Comparable	2,138	1,564	3.39
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent cost associated with the acquisition and integration of CCL.
[3] Amounts represent the incremental expense incurred offset/partially offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[4] Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age.
[5] Amounts represent other income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia.
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